c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2309

June 15, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TANTECH HOLDINGS LTD
Registration Statement on Form F-3
Filed June 9, 2026
File No.: 333-296624

Dear Mr. Danberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tantech Holdings Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on June 17, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer